Exhibit 3.1
LXP INDUSTRIAL TRUST
ARTICLES OF AMENDMENT

LXP Industrial Trust, a Maryland real estate investment trust (the “Trust”) under Title 8 of the Corporations and Associations Article of the Annotated Code of Maryland (the “Maryland REIT Law”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: The Amended and Restated Declaration of Trust of the Trust, filed on December 29, 2006 (as amended, the “Declaration of Trust”), are hereby amended to provide that, upon the Effective Time (as defined below), each share of beneficial interest, $0.0001 par value per share, classified as “common stock” of the Trust that was issued and outstanding immediately prior to the Effective Time shall be reclassified into one-fifth of a share of beneficial interest, $0.0005 par value per share, classified as “common stock” with the aggregate par value of the outstanding common shares of beneficial interest remaining unchanged; provided that no fractional common shares of beneficial interest of the Trust will be or remain issued under such amendment and each shareholder otherwise entitled to a fractional share shall be entitled to receive in lieu thereof cash in an amount equal to such shareholder’s pro rata percentage of the amount received per share upon the sale in one or more open market transactions of the aggregate of all such fractional shares.

SECOND: The amendment to the Declaration of Trust as set forth in Article FIRST above has been duly approved and advised by the Board of Trustees of the Trust as required by law. Pursuant to Section 8-501(f)(3) of the Maryland REIT Law, no shareholder approval was required.

THIRD: The Declaration of Trust is hereby further amended, effective upon the Effective Time, to change the par value of the shares of beneficial interest classified as “common stock” of the Trust issued and outstanding after giving effect to Article FIRST hereof from $0.0005 per share to $0.0001 per share, and in connection therewith, there shall be transferred from the Common Shares account on the Trust’s balance sheet to the Additional Paid In Capital and Other account on the Trust’s balance sheet $0.0004 per share of beneficial interest classified as “common stock” immediately outstanding after such change in par value per share.

FOURTH: The amendment to the Declaration of Trust as set forth in Article THIRD above has been duly approved and advised by the Board of Trustees of the Trust as required by law. The amendment set forth in Article THIRD above is limited to changes expressly authorized by Section 8-501(e)(2) of the Maryland REIT Law to be made without action by the shareholders of the Trust.

FIFTH: There has been no change in the authorized shares of beneficial interest of the Trust or the aggregate par value of the authorized shares of beneficial interest of the Trust effected by the amendments to the Declaration of Trust as set forth above.

SIXTH: These Articles of Amendment will become effective at 5:00 p.m. Eastern Time on November 10, 2025 (the “Effective Time”).

SEVENTH: The undersigned officer acknowledges these Articles of Amendment to be the corporate act of the Trust and as to all matters of facts required to be verified under oath, the undersigned officer acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties of perjury.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, LXP Industrial Trust has caused these Articles of Amendment to be executed under seal in its name and on its behalf by the undersigned officer, and attested to by its Secretary, on this 30th day of October, 2025.

LXP INDUSTRIAL TRUST

By: /s/ T/ Wilson Eglin
T. Wilson Eglin
Chairman, Chief Executive Officer
and President

Attest: /s/ Joseph S. Bonventre
Joseph S. Bonventre
Secretary
3